UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of March 2010
Commission File Number: 000-53445
KB Financial Group Inc.
(Translation of registrant’s name into English)
9-1, 2-ga, Namdaemoon-ro, Jung-gu, Seoul 100-703, Korea
(Address of principal executive office)
     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑
     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-           N/A          .

Agendum 1. Approval of Non-consolidated Financial Statements (Statements of Financial Position, Statements of Income and Statements of Appropriation of Retained Earnings) for Fiscal Year 2009
Agendum 2. Amendment of the Articles of Incorporation
Agendum 3. Appointment of non-executive director(s)
Agendum 4. Appointment of candidate(s) for the members of the Audit Committee, who are non-executive directors
Agendum 5. Approval of the aggregate remuneration limit for directors
Exhibit 99.1.: Statements of Financial Position
Exhibit 99.2.: Statements of Income
Exhibit 99.3.: Statements of Appropriation of Retained Earnings

On March 10, 2010, KB Financial Group Inc. furnished a public notice regarding the convocation of its general meeting of shareholders for fiscal year 2009.
The agenda for the annual general meeting of shareholders to be held on March 26, 2010 was also released through two Korean daily newspapers, and the detailed contents of such agenda are also currently being distributed to shareholders of KB Financial Group Inc. for their reference as they exercise their voting rights.
AGENDUM 1. APPROVAL OF NON-CONSOLIDATED FINANCIAL STATEMENTS (STATEMENTS OF FINANCIAL POSITION, STATEMENTS OF INCOME AND STATEMENTS OF APPROPRIATION OF RETAINED EARNINGS) FOR FISCAL YEAR 2009
AGENDUM 2. AMENDMENT OF THE ARTICLES OF INCORPORATION
AGENDUM 3. APPOINTMENT OF NON-EXECUTIVE DIRECTORS
AGENDUM 4. APPOINTMENT OF CANDIDATES FOR THE MEMBERS OF THE AUDIT COMMITTEE, WHO ARE NON-EXECUTIVE DIRECTORS
AGENDUM 5. APPROVAL OF THE AGGREGATE REMUNERATION LIMIT FOR DIRECTORS

Agenda for Annual General Meeting of
Shareholders for Fiscal Year 2009
Agendum 1. Approval of Non-consolidated Financial Statements (Statements of Financial Position, Statements of Income and Statements of Appropriation of Retained Earnings) for Fiscal Year 2009
Please find the following Exhibits attached to this document:
Exhibit Index

99.1	Non-Consolidated Statements of Financial Position as of December 31, 2009
99.2	Non-Consolidated Statements of Income for the year ended December 31, 2009
99.3	Non-Consolidated Statements of Appropriation of Retained Earnings for the year ended December 31, 2009

Agendum 2. Amendment of the Articles of Incorporation
The following table sets forth a summary of the proposed amendments to the Articles of Incorporation:

Current	Amendment (Draft)	Remarks
Article 2 (Objective). The objective of the Company shall be to engage in the following business activities:	Article 2 (Objective). The objective of the Company shall be to engage in the following business activities.
2. Financial support for the subsidiaries, etc. (including subsidiaries, subsidiaries of such subsidiaries (a “Sub-subsidiary”) and other companies controlled by a Sub-subsidiary, hereinafter the same);
	2. Financial support for subsidiaries, etc. (as defined in Article 4, Paragraph 1, Sub-paragraph 2 of the Financial Holding Company Act, including subsidiaries, subsidiaries of such subsidiaries (a “Sub-subsidiary”) and other companies controlled by a Sub-Subsidiary, hereinafter the same).;	To specify the relevant law.
4. Joint development and sales of products with subsidiaries, etc. and administration support for joint utilization of facilities and IT systems;	4. Provision of resources necessary for the business operations of subsidiaries, etc., including administrative support for the joint development and sale of products with subsidiaries, etc.;	To reflect the amendment of the relevant law.
(New Paragraph)	5. Functions entrusted by subsidiaries, etc. to support the business operations of subsidiaries, etc., including IT, legal and accounting functions;	To reflect the amendment of the relevant law.
5. Lease and provision of brand, license, etc. to subsidiaries, etc.;	6. Provision of intellectual property rights, including trademarks, patents, etc. to subsidiaries, etc.;	To reflect the amendment of the relevant law.
6. Other businesses permitted by laws and regulations; and	7. Other businesses permitted by laws and regulations; and	To change paragraph number.
7. Any other businesses incidental or related to those in Items 1 through 6 of this Paragraph.	8. Any other businesses incidental or related to those in Items 1 through 7 of this Paragraph.	To change paragraph number.

Article 16 (Transfer Agent)	Article 16 (Transfer Agent)
(2) The transfer agent, its place of business and the scope of its agency business shall be determined by a resolution of the Board of Directors and a public notice thereof shall be given.	(2) The transfer agent, its place of business and the scope of its agency business shall be determined by a resolution of the Board of Directors.	Public notice relating to the transfer agent is deleted because it is not required.

Current	Amendment (Draft)	Remarks
(4) The procedure provided for in Paragraph (3) above shall be regulated by the Regulation on Securities Transfer Agency Business of Transfer Agent, etc.	(4) The procedure provided for in Paragraph (3) above shall be regulated by the Regulation on Securities [jeung kweon in Korean] Transfer Agency Business of Transfer Agent, etc.	To reflect the amendment of the relevant law.

Article 25 (Personal or Public Notices for Convening)	Article 25 (Personal or Public Notices for Convening)
(1) Written or electronic notice of the General Meeting of Shareholders of the Company shall state the date, time, place of the Meeting, the purposes for which the Meeting has been called. The written or electronic notice shall be sent to all shareholders at least two (2) weeks prior to the date set for such Meeting.
	(1) Written or electronic notice of the General Meeting of Shareholders of the Company shall state the date, time, place of the Meeting and the purposes for which the Meeting has been called. The written notice or (with the consent of each shareholder) an electronic notice shall be sent to all shareholders at least two (2) weeks prior to the date set for such Meeting.	To reflect the amendment of the relevant law.

Article 30 (Split Voting)	Article 30 (Split Voting)
(1) If any shareholder who holds two (2) or more votes wishes to split his/her votes, he/she shall notify in writing the Company of such intent and the reasons therefor no later than three (3) days before the date set for the General Meeting of Shareholders.
	(1) If any shareholder who holds two (2) or more votes wishes to split his/her votes, he/she shall give written or electronic notice to the Company regarding such intent and reasons therefor no later than three (3) days before the date set for the General Meeting of Shareholders.	To reflect the amendment of the relevant law.

Article 37 (Qualification of Non-Executive Directors)	Article 37 (Qualification of Non-Executive Directors)
(New Paragraph)	(1) Any person falling within the scope of any of the following cannot become a non-executive director of this Company and such person shall, if found to fall within the scope of any of the following after becoming a non-executive director, lose his/her office as non-executive director:	To reflect the “Model Rules for Non-Executive Directors of Banks, etc.” of the Korea Federation of Banks.

Current	Amendment (Draft)	Remarks
1. Any person to whom any sub-paragraph of Article 40, Paragraph 4 of the Financial Holding Company Act applies.
2. Any person serving as a non-executive director, non-standing director or non-standing statutory auditor of any financial company that is not an affiliate of the Company
Non-executive Directors shall be well qualified and sufficiently experienced in a related field of study, including finance, economics, management, law, accounting, journalism, etc., and shall have a good public reputation with any of the following qualifications and shall not be disqualified under any applicable laws and regulations including the Financial Holding Company Act, etc.:
	(2) This Company shall appoint as non-executive directors persons who are sufficiently well-informed or experienced in a related field of study, including finance, economics, management, law, accounting, journalism, etc. and who meet one of the following qualifications; provided, however, that this Paragraph is not applicable to a person who is appointed as non-executive director after being nominated as a candidate therefor pursuant to Article 542-8, Paragraph 5 of the Korean Commercial Code.	To reflect the “Model Rules for Non-Executive Directors of Banks, etc.” of the Korea Federation of Banks.
1. A professional manager or executive officer (a qualified person who is or used to be an executive officer or of a higher rank in a Stock listed corporation, or treated as the same);	1. A professional manager or executive officer (a qualified person who is or used to be an executive officer or of the same or higher rank in a legal entity subject to external audit pursuant to the “Act on External Audit of Stock Companies” or any foreign laws equivalent thereto).
2. A professor (or of a higher rank) who is or used to be in authorized colleges, or treated as the same;	2. A lawyer or certified public accountant with at least five (5) years of work experience in the relevant field.
3. A lawyer or CPA (Certified Public Accountants) with at least 5-year work experience;	3. A person holding a masters or higher degree in finance, economics, management, law or accounting with at least five (5) years of experience at a university or a research institution as a researcher or an associate professor or in a higher position in the relevant field.

Current	Amendment (Draft)	Remarks
4. A person who has served in finance related organizations with at least 10-year work experience;	4. A person who has served in financial companies for at least ten (10) years.
(New Paragraph)	5. A person who has served at a “listed” company (within the meaning of the Financial Investment Services and Capital Markets Act) in the areas of finance or accounting as an officer for at least five (5) years or as an officer or employee for at least ten (10) years.
(New Paragraph)	6. A person with at least five (5) years of work experience in finance or accounting matters or in overseeing such matters at a central government agency, local government agency, “public agency” as defined under the Act on the Management of Public Agencies, the Financial Supervisory Service, the Korea Exchange under the Financial Investment Services and Capital Markets Act or an “agency related to the financial investment business” (excluding organizations related to financial investment) under Article 9, Paragraph 17 of the Financial Investment Services and Capital Markets Act.
(New Paragraph)	7. A person with at least five (5) years of work experience in finance or accounting matters at an agency subject to inspection pursuant to Article 38 of the Act on the Establishment of Financial Services Commission (or a foreign equivalent thereto).

Current	Amendment (Draft)	Remarks
5. A person who is recognized by the Board of Directors as the same through 1 to 4.	8. Any other person with sufficient expert knowledge or work experience, who is recognized by the Board of Directors or the Non-Executive Director Nominating Committee as falling within the scope of any of paragraphs 1 to 7 above.

Article 38 (Term of Director)	Article 38 (Term of Director)
(2) If the term of office expires after the end of a fiscal year but before the Ordinary General Meeting of Shareholders convened in respect of such fiscal year, the term of office shall be extended up to the close of such General Meeting of Shareholders.
	(2) If the term of office as set forth in Paragraphs (1) and (4) expires after the end of a fiscal year but before the Ordinary General Meeting of Shareholders convened in respect of such fiscal year, the term of office shall be extended up to the close of such General Meeting of Shareholders.	To reflect the “Model Rules for Non-Executive Directors of Banks, etc.” of the Korea Federation of Banks.

(New Paragraph)	(4) Notwithstanding Paragraph (1), the term of office of a non-executive director shall be two (2) years and shall be one (1) year if the non-executive director is being re-appointed; provided, however, that the length of such term may be otherwise determined at the General Meeting of Shareholders so long as such term does not exceed two (2) years (or one (1) year in the case of re-appointment).	To reflect the “Model Rules for Non-Executive Directors of Banks, etc.” of the Korea Federation of Banks.
(New Paragraph)	(5) A non-executive director cannot serve a term of office for more than five (5) years on a consecutive basis except in the case where the term of office is extended pursuant to Paragraph (2) above.	To reflect the “Model Rules for Non-Executive Directors of Banks, etc” of the Korea Federation of Banks.

Current	Amendment (Draft)	Remarks
(New Paragraph)	(6) If a non-executive director is re-appointed within two (2) years from the expiry of the term of office, the non-executive director shall be deemed to serve the position on a consecutive basis.	To reflect the “Model Rules for Non-Executive Directors of Banks, etc.” of the Korea Federation of Banks.
(New Paragraph)	(7) The term of office set forth in above Paragraph (5) shall be calculated by taking into consideration the term of office served as a non-executive director for subsidiaries, etc. of this Company (but only with respect to such non-executive director of a subsidiary, etc. who is appointed as a non-executive director of this Company within two (2) years from the expiry of the term of office), except for the term of office served as a non-executive director for a company that is not an affiliate of this Company. However, the terms of office of non-executive directors of companies that became subsidiaries, etc. of the Company at the time the Company was approved to become a financial holding company pursuant to Article 3 of the Financial Holding Company Act shall be counted for the calculation of the terms of office hereunder.	To reflect the “Model Rules for Non-Executive Directors of Banks, etc.” of the Korea Federation of Banks.

Article 43 (Composition and Convening of the Meeting of Board of Directors)	Article 43 (Composition and Convening of the Meeting of Board of Directors)
(2) The Chairman of the Board of Directors shall be elected among the Directors by a resolution of the Board of Directors.	(2) The Chairman of the Board of Directors shall be elected from among the non-executive directors in accordance with the resolution of the Board of Directors on an annual basis.	To reflect the “Model Rules for Non-Executive Directors of Banks, etc.” of the Korea Federation of Banks.

Current	Amendment (Draft)	Remarks
Article 54 (Preparation and Maintenance of Financial Statements and Business Report, etc.)	Article 54 (Preparation and Maintenance of Financial Statements and Business Report, etc.)
(1) The Representative Director of the Company shall prepare the following documents to be submitted to the Ordinary General Meeting of Shareholders, together with supplementary data and business reports, and have such documents audited by the Audit Committee no later than six (6) weeks before the date of the Ordinary General Meeting of Shareholders:
(1) The Representative Director of the Company shall prepare the following documents to be submitted to the Ordinary General Meeting of Shareholders, together with supplementary data and business reports, and have such documents audited by the Audit Committee no later than six (6) weeks before the date of the Ordinary General Meeting of Shareholders:
1. balance sheet	1. balance sheet (statements of financial position referred to in Article 1-2 of the Act on the External Audit of Stock Companies)	To reflect the amendment of the relevant law.
(4) Upon obtaining approval for the documents mentioned in Paragraph (1) above from the General Meeting of Shareholders, within three (3) months from the end of the relevant fiscal year, the Representative Director shall make a public notice of the balance sheet, income statement, consolidated financial statements pursuant to the Act on External Audit of Stock Companies which are designated by the FSC and the opinion of an external auditor. In doing so, notwithstanding the provisions of Article 4, the Company may use the means of electronic document as prescribed by Article 55-2 of the Financial Holding Companies Act.
	(4) Upon obtaining approval for the documents mentioned in Paragraph (1) above from the General Meeting of Shareholders, within three (3) months from the end of the relevant fiscal year, the Representative Director shall make a public notice of the balance sheet (statements of financial position referred to in Article 1-2 of the Act on the External Audit of Stock Companies), income statement, consolidated financial statements pursuant to the Act on External Audit of Stock Companies which are designated by the FSC and the opinion of an external auditor. In doing so, notwithstanding the provisions of Article 4, the Company may use the means of electronic document as prescribed by Article 55-2 of the Financial Holding Companies Act.	To reflect the amendment of the relevant law.

Current	Amendment (Draft)	Remarks
Article 55 (Appointment of External Auditor) The Company shall appoint the external auditor with the approval of the Audit Committee, and shall report such fact to the Ordinary General Meeting of Shareholders to be held first after such appointment.
	Article 55 (Appointment of External Auditor) The Company shall appoint the external auditor with the approval of the Audit Committee, and shall report such appointment to the Ordinary General Meeting of Shareholders to be held during the fiscal year in which he/she is appointed or to the shareholders as of the latest closing date of the shareholders’ registry in writing or in electronic form, or shall give a public notice regarding such appointment via the Company’s website and make such notice available until the end of the relevant fiscal year with respect to which the audit is conducted.	To reflect the amendment of the relevant law.

Addendum
(New Paragraphs)	Article 1 (Effective Date) These Articles of Incorporation become effective as of March 26, 2010. However, Article 30, Paragraph (1) becomes effective as of May 29, 2010.	Inserted a transitional provision in accordance with the effective date of the amended Korean Commercial Code (May 29, 2010).

	Article 2 (Transitional Measures) With respect to the non-executive directors appointed after these Articles of Incorporation become effective and the calculation of their terms of office under Article 38, Paragraph 5 hereof, Article 38, Paragraphs 6 and 7 will be applicable to the terms of office served before this Article of Incorporation becomes effective.	To reflect the “Model Rules for Non-Executive Directors of Banks, etc” of the Korea Federation of Banks.

Agendum 3. Appointment of non-executive director(s)
List of Nominees for Non-Executive Directors

Name
(Date of Birth)	Current Position	Career	Education	Term of Office
Seunghee Koh (New appointment) (06/26/1955)	Professor, Sookmyung Women’s University	• Advisor, Fair Trade Commission of Korea • Chairman of Finance Accounting Dept., Korea Accounting Association • Director, Korea Accounting Association	• Ph.D. in Business Administration, University of Oklahoma • M.B.A., Indiana University • B.A. in Business Administration, Seoul National University	2 years

Kyungjae Lee (New appointment) (01/30/1939)	—	• CEO, Industrial Bank of Korea • CEO, Korea Financial Telecommunications & Clearings Institute • Director and auditor, Bank of Korea • Deputy governor, Bank Inspection Board	• Ph.D. in Economics, Kookmin University • M.A. in Economics, New York University • B.A. in Economics, Seoul National University	2 years

Youngnam Lee (New appointment) (09/03/1957)	CEO, EZ Digital Co., Ltd.	• Chairman, Korea Venture Business Women’s Association • Vice Chairman, Korea Venture Business Women’s Association • CEO, Seohyun Electronics Co., Ltd.	• Course of Business Administration, KAIST • Business School, Ajou University • Dong Busan University	2 years

Jacques P.M. Kemp (Re-appointment) (05/15/1949)	—	• Vice Chairman, ING Asia/Pacific for Insurance/Investments, Amsterdam • CEO, ING Asia/Pacific Insurance • Global Head of e-Business, ING Group • Chairman, ING Bank International	• M.B.A., University of Chicago • International Senior Management Program at Harvard University • Higher Economic School, Rotterdam	1 year

Agendum 4. Appointment of candidate(s) for the members of the Audit Committee, who are non-executive directors
List of Nominees for members of the Audit Committee who are Non-Executive Directors

Name
(Date of Birth)	Current Position	Career	Education	Term of Office
Chansoo Kang (Re-appointment) (11/23/1961)	Chairman & CEO, Kang & Company Ltd.	• Adjunct Professor, Ewha Womans University • CEO, Seoul Securities Co., Ltd. • Executive Director, BT Wolfensohn	• M.B.A., Wharton School, University of Pennsylvania • B.A. in Economics, Harvard University	1 year

Seunghee Koh (New appointment) (06/26/1955)	Professor, Sookmyung Women’s University	• Advisor, Fair Trade Commission of Korea • Chairman of Finance Accounting Dept., Korea Accounting Association • Director, Korea Accounting Association	• Ph.D. in Business Administration, University of Oklahoma • M.B.A., Indiana University • B.A. in Business Administration, Seoul National University	1 year

Kyungjae Lee (New appointment) (01/30/1939)	—	• CEO, Industrial Bank of Korea • CEO, Korea Financial Telecommunications & Clearings Institute • Director and auditor, Bank of Korea • Deputy governor, Bank Inspection Board	• Ph.D. in Economics, Kookmin University • M.A. in Economics, New York University • B.A. in Economics, Seoul National University	1 year

Sangmoon Hahm (New appointment) (02/02/1954)	Dean, KDI School of Public Policy and Management	• Professor, KDI School of Public Policy and Management • Chief Researcher, Korea Institute of Finance • Associate Professor, Virginia Tech.	• Ph.D. in Economics, University of Chicago • M.A. in Economics, University of Chicago • B.A. in Economics, Georgetown University	1 year

Name
(Date of Birth)	Current Position	Career	Education	Term of Office
Jacques P.M. Kemp (New appointment) (05/15/1949)	—	• Vice Chairman, ING Asia/Pacific for Insurance/Investments, Amsterdam • CEO, ING Asia/Pacific Insurance • Global Head of e-Business, ING Group • Chairman, ING Bank International	• M.B.A., University of Chicago • International Senior Management Program at Harvard University • Higher Economic School, Rotterdam	1 year

Agendum 5. Approval of the aggregate remuneration limit for directors

	For fiscal year 2009	For fiscal year 2010
No. of Directors (No. of Non-Executive Directors)	12 (9)	11 (9)

Aggregate Remuneration Limit	Won 5 billion was proposed as the maximum amount of aggregate remuneration that may be disbursed to the directors of KB Financial Group Inc. for fiscal year 2009. The board of directors was to approve and ratify the payment allocation. Additionally, 250,000 treasury shares (or the equivalent monetary value) was proposed as the maximum aggregate amount of shares that may be disbursed from September 29, 2008 to September 28, 2011 to the directors of KB Financial Group Inc. as long-term incentives over the term of their office. The board of directors was to approve and ratify the standard and method of allocation and disbursements thereof.	Won 5 billion will be proposed as the maximum amount of aggregate remuneration that may be disbursed to the directors of KB Financial Group Inc. for fiscal year 2010. The board of directors will approve and ratify the payment allocation. Additionally, 250,000 treasury shares (or the equivalent monetary value) will be proposed as the maximum aggregate amount of shares that may be disbursed from September 29, 2009 to September 28, 2012 to the directors of KB Financial Group Inc. as long-term incentives over the term of their office. The board of directors will approve and ratify the standard and method of allocation and disbursements thereof.

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KB Financial Group Inc.
(Registrant)

Date: March 10, 2010	By:	/s/ Kap Shin
(Signature)

	Name:	Kap Shin
	Title:	Deputy President & CFO